Filed by Coca-Cola Hellenic Bottling Company S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

(Commission File No. 001-31466)

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus and the Greek Offer Documents proposed to be published by Coca-Cola HBC AG in due course in connection with the proposed Greek exchange offer and the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities (the “Admission”). A copy of the Prospectus will, following publication, be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

The Sunday Times

Sunday, October 21, 2012

The Andrew Davidson Interview: I will save my liquid assets from the ruins of Greece

Dimitris Lois runs the biggest listed company in Athens but he’s moving it to London to join the FTSE 100. Time to beware Greeks bearing gifts?

Fifteen months ago Dimitris Lois, boss of Coca-Cola Hellenic Bottling Company, the biggest firm in Greece, rang the opening bell of the Athens stock exchange to celebrate his company’s 20th anniversary as a listed business.

Ten days ago he kicked the same stock exchange in the nuts by announcing that he was shifting the listing to London. What was that about “enriching the lives of our local communities” in his mission statement?

“Okay, let’s unbundle that,” says Lois, as deft as a politician. No, how about a straight answer?

The Coca-Cola Hellenic chief executive simply nods. “The answer is that our commitment to Greece is unaffected. Our value to Greece is from manufacturing, and we cover 98% of our needs there; we have the largest infrastructure of any food and beverage company in Greece.

“And second, our corporate office there will evolve to be the service centre for all 28 countries we do business in, with 150 colleagues based in Greece.”

For how long? “No, no, no,” he repeats. “It stays in Greece.”

Lois, Greek-born but American-educated, fights his corner well. Balding and bespectacled, he looks nerdy yet talks passionately — which helps, as the decision to move his firm’s base to Switzerland, and its listing to London, has not been received well in his homeland.

Here, the City is intrigued. Lois, 51, heads a bottling company worth £4.9 billion that is expanding rapidly in developing economies, selling fizzy drinks, juices and waters across eastern Europe and Africa. Its Greek base is a legacy of its past, set up by Cypriot merchants who started their business in Ghana. Its future is in countries such as Nigeria and Russia, which many investors are keen to target, given the right vehicle.

When it lists in London early next year, Coca-Cola Hellenic — 23%-owned by Coca-Cola, the American drinks giant — is expected to walk straight into the FTSE 100. And charismatic Lois will become a regular sight, pitching his business to investors.

Last week he had already started, leading a London roadshow. When we met, at his firm’s British PR agency, he had his jacket off, bottle of Coke in hand, and was still wired from talking non-stop.

Lois has had a startlingly broad career — mining, manufacturing, consumer goods — and can plot his transition from chemical engineer to shop-shelf king with Mediterranean gusto. He left his last employer, Athens-listed Frigoglass — a world-ranked manufacturer of chiller cabinets — because he “loves spending time with consumers”. And Coca-Cola Hellenic was one of its biggest customers.

Quite how much Greek consumers love Lois right now is another matter. Many are fearful that Coca-Cola Hellenic’s move will presage a mass exit of locally based multinationals, plunging the economy deeper into a downward spiral.

When impoverished Greeks are queuing for handouts and wondering how to make ends meet, Lois’s actions look like the multinational rat leaving the sinking ship.

Does he think his country will stay in the euro? “Yes, and let’s not speculate but address it rationally. I believe all the stakeholders want Greece to stay in the euro; that’s why it will remain part of the eurozone.”

So why is he pulling his business out? Because he had to listen to his international investors, who were “challenged” by the low liquidity of Athens’ stock market. And because credit agencies cut his company’s rating this summer, owing to Greece’s economic difficulties. He knew then he had no choice.

But as a patriot, when he’s sitting in his plush new base in Zug, Switzerland, what message does he think his exit will send out? Greece is finished?

“No,” says Lois firmly. “The message it sends out is that our commitment in practical terms is completely unchanged. Moving the domicile to Switzerland means in effect only the operating committee, and part of that is not in Athens anyway — you’re talking four, maybe five, people.”

He brings the same stubborn logic to evaluating strategy for his business, now the world’s second-largest bottler of Coca-Cola products by volume (after Femsa in Latin America). It buys the exclusive rights, and the syrup, to make the products for its territories. The American giant remains in charge of marketing and communications.

Coca-Cola has always devolved production to others, now organised worldwide in a system of “anchor bottlers” — independent businesses in which it usually keeps a minority stake. Recently, however, it bought in its American bottler. Coca-Cola Hellenic’s arrival in London raises the question again of just how long such devolved arrangements can continue.

In an increasingly global world, wouldn’t Coca-Cola eventually want to own its bottlers in Europe? And as a first step, mightn’t it be tidier if Coca-Cola Hellenic hooked up with Coca-Cola Enterprises, the New York-listed company that is anchor bottler for western Europe and worth £6 billion?

Lois shakes his head. “It’s not something we would consider, because we have a portfolio that is very promising. Take Russia: if we bring the per capita consumption of carbonated drink to where Poland is today, it would increase the total volume of our group by more than 7%. And that’s just one country and one segment.”

Meaning his young, developing markets are better than their old, clapped-out ones? He grins. “What I am saying is that I am very happy with what we have, which is a full plate.”

But from London investors’ point of view, how important is it that Coca-Cola Hellenic doesn’t own the brand? Sceptics could argue it is a low-margin production operation whose margins are dipping even more as commodity prices — affecting the cost of packaging — soar. It is also an assortment of companies that have yet to prove they can operate as a unified whole.

In other words, beware of Greeks bearing gifts? Lois digs in again. “We are like one family,” he says, explaining the relationship with Coca-Cola. “We need to contribute to each other — it is symbiotic.”

Experts in the sector say success is in the detail. “You have to be a strong operations guy to run Hellenic,” says Jonathan Fell, analyst at Deutsche bank. He noted on shop tours during a recent investors’ visit “how much more energetic and hands-on Lois was than most chief executives”.

The challenge is the unusual nature of that relationship with Coca-Cola, and the history of the firm. “The business is in a collection of markets thrown together as eastern Europe opened up. There is a real job to do in pulling it together,” adds Fell.

Coca-Cola Hellenic was created by the merger of Hellenic Bottling with Coca-Cola Beverages in 2000. Hellenic traces its roots to AG Leventis, the renowned Cypriot who built a trading empire between west Africa and the Mediterranean in the 1960s.

His family now controls the business through Kar-Tess, a Luxembourg-based vehicle that owns 23%. Leventis’s nephew George David sits as chairman of Coca-Cola Hellenic, while his sons Anastasios and Haralambos, as well as David’s son Anastassis, all sit on the board.

Lois is no stranger to such family involvement. The second son of an Athens businessman who headed his own technology firm — now run by Lois’s brother — he sidestepped his father’s attempts to push him into the family firm and set his heart on mining as a teenager. Why? “I loved the way mines work, step by step, very analytical, then synthesise everything.”

Educated at an international school and American universities, Lois became an expert in ammonia plants before joining Grecian Magnesite, the miner, for a decade, working in Turkey and Spain.

He spent the next decade at Frigoglass, overseeing glass plants in Bulgaria, before rising to head the business in 2003 and enjoying conspicuous success by rationalising its interests. “Stock price was €4.12 when I took over, €22.10 in 2007 when I left for Hellenic. Not bad, eh?”

That was achieved by investing more in chiller cabinets and building up business in west Africa. “We had operations there. I just wanted to make them a lot bigger. Nigeria is an unbelievable market. I love it — it’s the happiest nation on earth.”

And no qualms now about pushing sugary drinks at children? Lois, like any fizzy-pop boss, is ready for that one. “No, I love the product and, yes, I let my children drink it. Here is one of my strong beliefs, from Aristotle: pan metro ariston, meaning ‘measure in your life’. If there is measure, that drives the right choice. Kids need sugar, but it’s about intake and balance.”

He is keener to talk about the advantages the London listing will bring his company — more recognition, more investment. “It gives us real flexibility, a far more competitive cost of funding.”

Coca-Cola Hellenic hasn’t made an acquisition since 2008. Could the listing presage a buying spree? Lois doesn’t deny it. “It depends on the opportunity. We are always interested in looking at the markets together with the Coca-Cola company.”

And will he miss Greece? He pulls a face. He may be moving to Switzerland but his wife and children are staying in Athens, and he will commute. “I spend three out of four weeks travelling anyway,” he shrugs.

So if he were a politician, how would he fix Greece? His answer is quick. “No1: the liquidity in the market is the most important element. With all this work being done consolidating Greek banks and recapitalising them, that is the right priority.

“No2: accelerate structural reforms. That is happening.

“No3: we need some growth initiatives, we can’t do it by austerity alone. This is not about lending more money to Greece but having private enterprise take 10-year usage of infrastructure, starting projects that mean more jobs.”

Ever thought of being a politician? “No.”

But surely he will feel guilty sitting in Zug? It looks like he has put his company before his country.

He shrugs. “There are many ways to help the government. By driving the corporates, you are definitely helping.” Glug, glug, glug — there goes the last of his Coke.

The life of Dimitris Lois

Vital statistics

Born: May 27, 1961
Marital status: married, with two daughters
School: Athens College
Universities: Illinois Institute of Technology (Chicago) and Northeastern (Boston)
First job: trainee at Grecian Magnesite mining
Pay: undisclosed
Home: Athens
Car: grey Audi A8
Favourite book: The Stranger, by Albert Camus
Film: Intouchables
Music: Phil Collins and Verdi
Gadget: old Nokia mobile phone with no data
Last holiday: Kalamata

Working day

The chief executive of Coca-Cola Hellenic wakes early at his home in Kifisia, north Athens, and drives the short distance to his office for a 7.45am start.

“I prioritise people,” says Dimitris Lois. “Hiring and inspiring people, bringing results, that’s my job.” Thirteen senior executives report direct to him. The London listing has preoccupied him recently. “Getting everyone on board, communicating with stakeholders, working closely with the finance director.”

If in Athens, he finishes at 9pm, and often works on Saturdays too — “It’s nice and quiet then”. He travels three weeks in four, moving around the 28 countries where Coca-Cola Hellenic operates.

Downtime

“I relax with my heroines, my ladies,” says Lois of his wife and two daughters. “Without my wife, I wouldn’t be here. She has her own business, which designs and produces furniture in Greece. It’s been in her family for three generations.”

Lois enjoys art, but doesn’t collect; likewise wine. He also professes a love of Phil Collins: “I am unhappy he cannot perform any more.”

Important Notices

General

The exchange offer described herein is addressed to Coca-Cola Hellenic Bottling Company S.A.’s shareholders and only to persons to whom it may be lawfully addressed.  The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom.  The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, the Greek information circular, the prospectus relating to the ordinary shares of Coca-Cola HBC AG approved by the United Kingdom Listing Authority (the “Prospectus”), a declaration of acceptance and any other document or material relevant thereto (together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic or the United Kingdom (or any documents relating to the U.S. Exchange Offer other than in the United States or to holders of Coca-Cola Hellenic ADSs)  may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

In member states of the European Economic Area (“EEA”) other than Greece and the United Kingdom (from the time the Prospectus has been approved by the United Kingdom Listing Authority and published in accordance with the Prospectus Directive (2003/71/EC, as amended), as implemented in the United Kingdom; and in the case of Greece, passported), this document and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in the exchange offer (an “investor”) or to whom the exchange offer is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the exchange offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Coca-Cola HBC AG of a prospectus pursuant to Article 3 of the Prospectus Directive. Coca-Cola HBC AG and its affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change. The dates of the exchange offer and the Admission may change. There is no guarantee that the exchange offer and the Admission will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and the Admission.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2012 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.